SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877 22nd Floor
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Porpiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated September 21, 2018, the Company informed that its Board of Directors has resolved to call a General Ordinary and Extraordinary Shareholders’ Meeting, to be held on October 29, 2018, at 10:00 a.m., at Hotel Intercontinental, located at Moreno 809, Salón Quinquela, 2nd Underground Floor, City of Buenos Aires, a venue other than its registered office.

The notice of call to the General Ordinary and Extraordinary Shareholders’ Meeting to be held on October 29, 2018, at 10:00 a.m., at Hotel Intercontinental, located at Moreno 809, Salón Quinquela, 2nd Underground Floor, City of Buenos Aires, a venue other than its registered office, is transcribed below:

IRSA PROPIEDADES COMERCIALES S.A.

              Registered with the Superintendency of Corporations on June 23, 1943 under No. 284, Page 291, Book 46, Volume A, hereby calls its shareholders to attend a General Ordinary and Extraordinary Shareholders’ Meeting to be held on October 29, 2018, at 11:00 a.m., at Hotel Intercontinental located at Moreno 809, Salón Quinquela, 2nd Underground Floor, City of Buenos Aires, a venue other than its registered office, to deal with the following Agenda:

1)
Appointment of two shareholders to sign the meetings’ minutes.
2)
Consideration of documents contemplated in paragraph 1, Section 234, Law No. 19,550 for the fiscal year ended June 30, 2018.
3)
Consideration of allocation of net income for the fiscal year ended June 30, 2018 for $15,099,937,650. distribution of a cash dividend for up to $545,000,000.
4)
CONSIDERATION OF ALLOCATION OF RETAINED EARNINGS FOR $15,478,896,227.
5)
Consideration of Board of Directors’ performance for the fiscal year ended June 30, 2018.
6)
Consideration of Supervisory Committee’s performance for the fiscal year ended June 30, 2018.
7)
Consideration of compensation for $156,652,008 payable to the Board of Directors for the fiscal year ended June 30, 2018.
8)
Consideration of compensation for $900,000 payable to the Supervisory Committee for the fiscal year ended June 30, 2018.
9)
CONSIDERATION OF Appointment of Regular and Alternate directors for a term of three fiscal years due to expiration of term.
10)
Appointment of regular and alternate members of the supervisory committee for a term of one fiscal year.
11)
Appointment of Certifying Accountant for the next fiscal year.
12)
APPROVAL of compensation for $15,320,990 payable to certifying accountant for the fiscal year ended june 30, 2018.
13)
AMENDMENT TO the company’s bylaws to COMPLY WITH new statutory provisions. analysis of amendment.
14)
consideration of creation of a new global note program for the issuance of simple, non-convertible notes, secured or unsecured or guaranteed by third parties, for a maximum outstanding amount of up to Us$ 600,000,000 (six hundred million u.s. dollars) (or its equivalent in other currencies), pursuant to the provisions of negotiable obligations Law nO. 23,576, as amended and supplemented (the “program”), due to forthcoming expiration of the current program and as a potential liability management transaction and/or to attract new financial resources.
15)
Consideration of (i) delegation to the board of directors of the broadest powers to determine all the program’s terms and conditions not expressly approved by the shareholders’ meeting as well as the time, amount, term, placement method and further terms and conditions of the various series and/or tranches of notes issued thereunder; (ii) authorization for the board of directors to (a) approve, execute, grant and/or deliver any agreement, contract, document, instrument and/or security related to the creation of the program and/or the issuance of the various series and/or tranches of notes thereunder; (b) apply for and secure authorization by the Argentine Securities Commission to carry out the public offering of such notes; (c) as applicable, apply for and secure before any authorized securities market of Argentina and/or abroad the authorization for listing and trading such notes; and (d) carry out any proceedings, actions, filings and/or applications related to the creation of the program and/or the issuance of the various series and/or tranches of notes under the program; and (iii) authorization for the board of directors to sub-delegate the powers and authorizations referred to in items (i) and (ii) above to one or more of its members, company’s managers or the persons it determines in accordance with current laws and regulations.
16)
Authorizations.

Note: The Registry of the Company’s book-entry shares is kept by Caja de Valores S.A. (CVSA) domiciled at 25 de Mayo 362, City of Buenos Aires. Therefore, in order to attend the Shareholders’ Meeting, evidence is to be obtained of the account of book-entry shares kept by CVSA which should be submitted for deposit at Florida 537 Floor 18, City of Buenos Aires (4323-4000) from 10:00 am to 3:00 pm no later than October 23, 2018. An acknowledgement of admission to the Shareholders’ Meeting shall be furnished. Upon dealing with items 4, 13 and 14, the Shareholders’ Meeting will qualify as an extraordinary meeting and a 60% quorum will be required. Pursuant to Section 22, Chapter II, Title II of the CNV Rules (2013 revision) upon registration for attending the meeting, the shareholders shall provide the following data: first and last name or full corporate name; identity document type and number in the case of physical persons, or registration data in the case of artificial persons, specifying the Register where they are registered and their jurisdiction and domicile, and indicating their nature. Identical data shall be furnished by each person who attends the Shareholders’ Meeting as representative of any shareholder, including their capacity. Pursuant to the provisions of Section 24, 25 and 26, Chapter II, Title II of the CNV Rules (RG 687 revision) shareholders who are artificial persons or other legal vehicles shall identify their final beneficial holders by providing their full name, nationality, place of residence, date of birth, identity document or passport, taxpayer registration number (CUIT), employee registration number (CUIL), or other form of tax identification, and profession. In the case of artificial personsorganized abroad, the instrument evidencing their registration pursuant to Sections 118 or 123 of Law No. 19,550, as applicable, shall be filed in order to attend the meeting. The representation shall be exercised by the legal representative registered inthe applicable Public Register or a duly appointed agent. If any equity interests are held by a trust or similar vehicle, a certificate shall be filed identifying the trust business giving rise to the transfer, including full name or corporate name, domicile or establishment, identity document or passport number or data evidencing registration, authorization or incorporation of the trustor(s), trustee(s) or persons in equivalent capacities, and residual beneficiaries and/or beneficiaries or persons in equivalent capacities, according to the legal system that governed the act, agreement and/or evidence of registration of the agreement with the public Register of Commerce, as applicable. If the equity interests are held by a foundation or similar vehicle, whether public or private, the same data as those mentioned in the previous paragraph shall be included with respect to the founder or, if different, the person who made the contribution or transfer to such estate. The representation shall be exercised by the person who manages the estate, in the case of a trust or similar vehicle, and the person exercising the legal representation in the other cases, or a duly appointed agent. Eduardo Sergio Elsztain. Chairman.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
September 26, 2018